# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Magic Empire Global Ltd, CIK 0001881472
CUSIP: G5865E121
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 3/F, 8 Wyndham Street, Central, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 06/11/2026
Filed by CIK 0002139956
Persons authorized to receive notices and communications: Xu XiaoXi, Room 2303, 6A, Block E, City Holiday, Garden, No.28 Luhua Road, Xiashan Dist., Zhanjiang, Guangdong, China (F4), 524000, (86) 13828286099; Fu Kam Holdings Limited, OMC Chambers, Wickhams Cay 1,, Road Town,, Tortola, Virgin Islands British (D8), VG1110, (852) 57228366; Easefound Investment Limited, OMC Chambers, Wickhams Cay 1,, Road Town,, Tortola, Virgin Islands British (D8), VG1110, (852) 61136332; Jiming International Trade Ltd, Room 602, 6/F, Kai Yue Commercial, Building No.2C Argyle Street, Mongkok,, Kowloon, Hong Kong (K3), 000000, (86) 18835285187; Quick Cash Technology Limited, Unit D3, 11/F, Luk Hop Industrial Bldg., No.8 Luk Hop Street, San Po Kong,, Kowloon, Hong Kong (K3), 000000, (86) 15034050409

## Reporting persons
- Xu Xiaoxi (CIK 0002139956): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 342,973; shared voting power 0; sole dispositive power 342,973; shared dispositive power 0; aggregate amount beneficially owned 342,973 (6.77% of the class)
  Comment: This represents (i) 212,973 Class A Ordinary Shares and (ii) 130,000 Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters subject to vote at general meetings of the Company. The percent of class stated above is based on the assumption of conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares.
- Fu Kam Holdings Limited (CIK 0002139924): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,002,535; shared voting power 0; sole dispositive power 1,002,535; shared dispositive power 0; aggregate amount beneficially owned 1,002,535 (19.8% of the class)
  Comment: This represents (i) 622,535 Class A Ordinary Shares and (ii) 380,000 Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters subject to vote at general meetings of the Company. The percent of class stated above is based on the assumption of conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares.
- Easefound Investment Limited (CIK 0002139841): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 527,650; shared voting power 0; sole dispositive power 527,650; shared dispositive power 0; aggregate amount beneficially owned 527,650 (10.42% of the class)
  Comment: This represents (i) 327,650 Class A Ordinary Shares and (ii) 200,000 Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters subject to vote at general meetings of the Company. The percent of class stated above is based on the assumption of conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares.
- Jming International Trade Company Limited (CIK 0002139842): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 395,737; shared voting power 0; sole dispositive power 395,737; shared dispositive power 0; aggregate amount beneficially owned 395,737 (7.81% of the class)
  Comment: This represents (i) 245,737 Class A Ordinary Shares and (ii) 150,000 Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters subject to vote at general meetings of the Company. The percent of class stated above is based on the assumption of conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares.
- Quick Cash Technology Limited (CIK 0002139843): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 369,355; shared voting power 0; sole dispositive power 369,355; shared dispositive power 0; aggregate amount beneficially owned 369,355 (7.29% of the class)
  Comment: This represents (i) 229,355 Class A Ordinary Shares and (ii) 140,000 Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters subject to vote at general meetings of the Company. The percent of class stated above is based on the assumption of conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Magic Empire Global Ltd
Address of issuer's principal executive offices: 3/F, 8 Wyndham Street, Central, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: Fu Kam Holdings Limited, Easefound Investment Limited, Jiming International Trade Company Limited and Quick Cash Technology Limited, and Xu Xiao Xi, are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person."
Residence or business address: The address of Xu Xiaoxi, is Room 2303, 6A, Block E, City Holiday Garden, No.28 Luhua Road, Xiashan District, Zhanjiang, Guangdong, the People's Republic of China.
Present principal occupation or employment: The registered office address of Fu Kam Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered office address of Easefound Investment Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered office address of Jiming International Trade Company Limited is Room 602, 6/F, Kai Yue Commercial Building No.2C Argyle Street, Mongkok, Kowloon, Hong Kong. The registered office address of Quick Cash Technology Limited is listed is Unit D3, 11/F, Luk Hop Industrial Building, No.8 Luk Hop Street, San Po Kong, Kowloon, Hong Kong.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Persons, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Persons, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: China, British Virgin Islands, and Hong Kong SAR

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 22, 2026, the Reporting Persons entered into a share purchase agreement (the "Share Purchase Agreement") pursuant to which the Report Person purchased an aggregate of 1,638,250 class A ordinary shares with no par value and 1,000,000 Class B ordinary shares with no par value of the Issuer. The Closing of the Share Purchase Agreement was on June 11, 2026. The foregoing descriptions of the Share Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Share Purchase Agreement, which is attached as Exhibit 99.1 hereto, and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: On May 22, 2026, the Reporting Persons entered into a share purchase agreement (the "Share Purchase Agreement") pursuant to which the Report Person purchased an aggregate of 1,638,250 class A ordinary shares with no par value and 1,000,000 Class B ordinary shares with no par value of the Issuer. The Closing of the Share Purchase Agreement was on June 11, 2026. The foregoing descriptions of the Share Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Share Purchase Agreement, which is attached as Exhibit 99.1 hereto, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 11 and 13 of the cover pages to this are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 to 10 of the cover pages to this are incorporated herein by reference.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person purchased an aggregate of 1,638,250 Class A ordinary shares and 1,000,000 Class B ordinary shares.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 11, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein and the exhibit attached, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1* - Share Purchase Agreement * Filed herewith

## Signatures
- Xu Xiaoxi: /s/ Xu Xiaoxi, Xu Xiaoxi/Individual (06/18/2026)
- Fu Kam Holdings Limited: /s/ HUANG SHUFEN, HUANG SHUFEN/Director (06/18/2026)
- Easefound Investment Limited: /s/ FENG JINGXIN, FENG JINGXIN/Director (06/18/2026)
- Jming International Trade Company Limited: /s/ WANG WENTAO, WANG WENTAO/Director (06/18/2026)
- Quick Cash Technology Limited: /s/ LIU BOWEN, LIU BOWEN/Director (06/18/2026)